BION ENVIRONMENTAL TECHNOLOGIES, INC.
                        18 East 50th Street, 10th Floor
                           New York, New York  10022
                                (212) 758-6622


                               January 7, 2004

Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  Bion Environmental Technologies, Inc.
          Registration Statement on Form S-2
          SEC File No. 333-97957

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Bion Environmental Technologies, Inc. (the "Registrant") to withdraw the above-referenced filing which was filed with the Securities and Exchange Commission on August 12, 2002.

     The Registrant is withdrawing such Registration Statement because it is having severe financial difficulties and is unable to pay the expenses associated with the offering, including, without limitation, obtaining the requisite financial statements. No securities were sold in connection with the offering, but the Registrant intends to place the shares to be distributed to the Centerpoint shareholders in escrow for the benefit of the Centerpoint shareholders.

     If you have any questions regarding this application, please contact the Registrant's legal counsel, Stanley F. ("Ted") Freedman, Krys Boyle, P.C., 600 17th Street, Suite 2700, Denver, Colorado 80202, or by telephone (303) 893-2300.

                                   Sincerely,

                                   BION ENVIRONMENTAL TECHNOLOGIES, INC.



                                   By:/s/ Mark A. Smith
                                      Mark A. Smith, President

Courtesy copy:
  Steven Hearne